FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 03/29/04

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  March 29, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Project Review and Present Exploration Activities

Almaden currently has thirteen active joint ventures on sixteen properties. This includes eight joint venture deals in which other companies are earning an interest in the Almaden projects by spending, and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico. In addition, Almaden is continuing its aggressive exploration efforts in Mexico and Canada. The following summaries outline the current status of the key projects in the company’s portfolio:

ATW Diamond Project, NWT, Canada

Almaden has a net 30% interest in this project where work over the past several field seasons has identified the source area of the indicator mineral train. A magnetic and electromagnetic geophysics program was completed in December, 2003 over these areas and several subtle anomalies were outlined. Ground gravity geophysical surveys on the ice to better define these targets have been very slow due to weather and ice conditions. Work is ongoing and due to this slow progress, no drilling is now contemplated this winter. The ATW Project is between and roughly equidistant from the Diavik and Snap Lake diamond deposits.

Siwash Gold Deposit, Canada

The company completed 30-hole, 6570 meter diamond drill program in 2003 to test the continuity of mineralisation at the company's wholly owned Siwash Gold Mine in B.C. Results of this program were reported in a news release made December 24, 2003. Highlights from the drilling include:

Hole 37 - 1 meter grading 28.25 grams gold and 125.1 grams silver in the WD zone;

Hole 47 - 1 meter grading 27.8 grams gold and 50 grams silver in the WD zone;

Hole 54 - 0.5 meter grading 220 grams gold and 354.4 grams silver in the WD zone;

Hole 41 - 0.5 meter grading 78.6 grams gold and 35.1 grams silver in the B zone and

Hole 43 - 1 meter grading 33.18 grams gold and 73.1 grams silver in the B zone.

Calculation of an updated resource estimate incorporating the 2002 and 2003 drill intersections is underway. The last estimate was calculated in 2001 and included an indicated resource of 87,700 oz (2,727,400 grams) gold in 61,300 tons and a probable reserve of 45,200 oz (1,405,700 gm) gold in 44,500 tons for a total of 141,962 ounces in 123,142 tons as calculated on completion of the last drill program in 2000. Further work will be planned based on the results of the new estimate. All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver. The qualified person and supervisor of the 2002 exploration drill program was Wojtek Jakubowski, P.Geo.

Fuego Au-Ag Project, Mexico

Almaden has optioned this Au-Ag project in Mexico to Horseshoe Gold Mining Inc. (Horseshoe) under terms whereby Horseshoe has option to earn a 50% interest in the project by spending US$2 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden. Horseshoe has the option to acquire a further 10% interest in the property, for a total of 60%, by spending an additional US$1 Million on exploration. Upon Horseshoe earning a 60% interest in the property, Almaden would have 120 days to sell it’s remaining 40% interest in the property to Horseshoe in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time. Horseshoe has a firm commitment to spend US$400,000 in the first year, and has informed Almaden that a field program designed to define drill targets and consisting of linecutting, soil and rock sampling and geologic mapping has commenced.

Caballo Blanco Au-Ag Project, Mexico

The Caballo Blanco project is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2,000,000. Comaplex completed several programs of work in 2003 and defined a number of exciting drill targets. Comaplex has informed Almaden that road building to the drill targets is currently underway to access drill targets that consist of vuggy silica and gold geochemistry in silts and soils. Road construction is difficult due to the highly silicified nature of the bed rock. A diamond drill has been mobilised to the property but drilling is not expected to start for two weeks.

Galeana Au-Ag Project, Mexico

The Galeana property is optioned to Grid Capital Corp. (Grid) who can earn a 60% interest by spending US$2,000,000 and issuing 400,000 shares to Almaden. Grid completed a field program in 2003 that defined several targets for drilling on a high-grade gold-silver vein system. Grid has informed Almaden that a diamond drill program has commenced and that it has encountered delays, due to delays in road construction to access some of the drill sites. The property covers two major vein systems, the Miguel Ahumada - Estrella de Oro trend and the San Geronimo trend, both of which have had limited historic production. Production took place from 1889 to 1910, and it is estimated from historic reports that up to 100,000 ounces may have been extracted from vein material averaging 0.6 ounces per ton (opt) Au.

El Pulpo Au-Cu-Ag Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 100 square kilometres. Almaden has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River completed several programs of work in 2003, identifying several areas of significant mineralisation. Ross River has informed Almaden that a large field program is currently underway to help define targets for drilling later in the year.

BHP Billiton Joint Venture, Mexico

An initial helicopter-borne reconnaissance program has been completed over the area of interest in this joint-venture program with BHP Billiton, operated by Almaden and designed to identify copper-gold deposits in Mexico. Several areas of significant mineralisation and alteration for follow-up were noted in this program. Work is currently underway.

San Carlos Cu-Au Project, Mexico

At year end, the previous optionee relinquished its option to acquire an interest in the San Carlos Project. Almaden carried out a geologic review of the work completed to date, which included a field visit to the property by an independent geologist. This review highlighted past work on the project, which defined a gold target in an area of the property not tested by drilling, with marked high gold in soil samples. In this area soil samples returned gold values up to 1000 ppb within a broad geochemical anomaly with values ranging from 100 ppb to 1935 ppb gold, and averaging 372 ppb gold over an area of approximately 300 metres by 1000 metres. This soil anomaly appears to represent a new discovery which covers the contact between intrusive rocks and limestone. Almaden is pleased to announce that is has signed a joint venture agreement with Hawkeye Gold and Diamond Inc. (Hawkeye) on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by issuing a total of 800,000 shares to Almaden and incurring exploration expenditures of US$4,000,000 over seven years. Hawkeye is committed to spending US$350,000 in the first year and is currently planning a work program on the property. David Mayes, P.Geo., is the qualified person on the project, under the meaning of National Instrument 43-101.

PV and Nic Au-Ag Projects, Canada

The PV and Nic Nic properties were discovered, staked and held 100% by Almaden. These properties have been optioned to Consolidated Spire Ventures Ltd. (Spire) on terms such that Spire may earn a 60% interest in the properties by spending C$1,300,000 in exploration and issuing 600,000 shares of Spire stock, all before the end of 2007. The 1,650 ha PV property covers an area of quartz vein float occurrences. In 2001 and 2002 samples of float comprising banded quartz-adularia veins and vein breccia yielded values up to 43.34 grams gold with anomalous silver, arsenic, antimony, and mercury values. In 2001 and 2002 a total of 117 grab samples of vein and mineralized float were collected returning an average of 0.98 grams gold. In 2003 a further area of vein float was discovered where 15 float samples returned 0.12 to 3.95 grams gold. At the 300-ha Nic property a total of 40 grab and chip samples were collected from float and outcrop. These samples averaged 1.63 grams gold. An outcropping quartz vein and breccia system exposed over a 20 metre area yielded up to 6.15 grams gold over 0.5 metre. Edward Balon, P.Geo. was the qualified person, under the meaning of National Instrument 43-101, supervising work on these projects. Analyses were carried out by Acme Analytical Laboratories of Vancouver.

Ram Au Project, Canada

Almaden’s 69 RAM claims in the Yukon are optioned to Ross River Minerals Inc. and form part of Ross River’s Tay-LP project. Ross River drilled four holes on the RAM claims in 2002 with no significant results, however a hole drilled in 1998 returned 2.2 g/t Au over 5.3 meters. Ross River has informed Almaden that it will carry out a program of work on the RAM claims in the 2004 field season.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

_____________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  April 15, 2004